SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-12619

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments	$205,721,296	$174,614,035
Employer contributions receivable	8,120	-
Total assets	205,729,416	174,614,035

Liabilities
Fees payable	14,338	10,571
Total liabilities	14,338	10,571

Net Assets Available for Benefits	$205,715,078	$174,603,464

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003

Additions
Investment income:
Interest and dividend income	$5,224,453	$3,046,483
Net appreciation in fair value of investments	20,761,417	24,760,650
	25,985,870	27,807,133

Contributions:
Employer	4,259,204	2,881,317
Participants	10,364,719	9,287,025
	14,623,923	12,168,342

Other additions	-	4
Total additions	40,609,793	39,975,479

Deductions
Benefits paid	9,386,757	7,726,228
Other deductions	111,422	102,321
Total deductions	9,498,179	7,828,549

Net Increase in Net Assets before Transfers	31,111,614	32,146,930

Transfers
Asset transfers in	-	7,867

Net Increase in Net Assets Available for Benefits	31,111,614	32,154,797

Net Assets Available for Benefits:
Beginning of year	174,603,464	142,448,667
End of year	$205,715,078	$174,603,464

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
Note 1 - Description of Plan

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation.

Eligibility. All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States are eligible to participate to the extent permitted by the Plan or applicable law. Employees are generally eligible at date of hire. At December 31, 2004 and 2003, there were a total of 4,584 and 4,539 participants, respectively, in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company’s Employee Benefit Trustees Committee (the EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions. In 2004, participants could make maximum contributions to the Plan equal to the lesser of $41,000 or 50% of their compensation for that year. The pre-tax contribution amount was limited to $13,000 for 2004, and a catch-up contribution for individuals aged 50 or over was limited to $3,000 per calendar year. Subject to such limitations, participants may make basic contributions of 2% to 50% of their compensation, in 1% increments, on a pre-tax basis.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

Prior to 2004, the Company contributed a maximum of $.50 for each dollar contributed by participants, up to a maximum of 6% of the participant’s pre-tax earnings. Participants with one year of service received a 25% Company match and those with two or more years of service received a 50% match. Company matching contributions and earnings thereon vested at a rate of 25% for each year of credited Company service by the participant.

Effective January 1, 2004, the Company matching contributions were increased to a 100% match on the first 3% of pay contributed and a 50% match on the next 3% of pay contributed for certain employees with more than two but less than fifteen years of service. The company matching contributions were increased to a 100% match on the first 6% of pay contributed for certain employees with more than fifteen years of service. Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels. In addition, certain production employees receive non-matching Company contributions.

Investment of Funds. All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company or any successor trustee selected by the EBTC. The value of the trust funds change according to increases or decreases in market value of the assets, gain or loss on sale of assets, and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the plan year ended December 31, 2003, participants were able to allocate their contributions among the following investment options: Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund. Effective January 1, 2004, six additional funds were added to the above nine funds already available in the Plan: Royce Total Return Fund, Vanguard Extended Market Index Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, and Vanguard Total International Stock Index Fund.

Plan Withdrawals, Loans and Forfeitures. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the years ended December 31, 2004 and 2003 were $50,141 and $50,192, respectively.

Plan Amendments and Termination. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officers of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest. Under the Plan, a participant may elect from several alternative rules regarding the timing and nature of distribution.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting. The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments. Plan investments in common stock, collective trusts, and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the plan year. Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date. Participant loans are valued at cost, which approximates fair value. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position). Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year. Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 - Investments

The Plan’s investments are held in a trust fund. The following table presents the carrying value of investments.
	December 31,
	2004	2003
Investments at Fair Value as Determined by
Quoted Market Price
Common stock:
Ralcorp Holdings, Inc.	$39,930,589	$29,590,744
Mutual funds:
Royce Total Return Fund	308,440	-
Vanguard 500 Index Fund	36,644,743	33,610,398
Vanguard Explorer Fund	14,523,093	12,423,577
Vanguard Extended Market Index Fund	805,492	-
Vanguard Federal Money Market Fund	18,997,973	20,004,837
Vanguard International Growth Fund	7,318,616	6,042,012
Vanguard PRIMECAP Fund	1,590,408	-
Vanguard REIT Index Fund	1,578,012	-
Vanguard Small-Cap Index Fund	736,010	-
Vanguard Total Bond Market Index Fund	8,278,994	8,022,966
Vanguard Total International Stock Index Fund	620,912	-
Vanguard Wellington Fund	22,828,675	20,127,611
Vanguard Windsor II Fund	25,114,596	20,954,819
Vanguard Retirement Savings Trust	19,793,244	17,897,818
	199,069,797	168,674,782
Investments at Cost which Approximates
Fair Value
Participant loans	6,651,499	5,939,253
	$205,721,296	$174,614,035

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Year Ended December 31,
	2004	2003
Investments at Fair Value as Determined by
Quoted Market Price
Common stock	$10,093,951	$6,072,076
Mutual funds	10,667,466	18,688,574
	$20,761,417	$24,760,650

Note 4 - Related Party Transactions

Certain plan investments are shares of Ralcorp common stock. Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 2004, these shares had a total cost of $17,832,115 and market value of $39,930,589. At December 31, 2003, these shares had a total cost of $14,959,720 and market value of $29,590,744. During 2004, the Plan purchased $11,266,198 and sold $11,020,305 of such assets. During 2003, the Plan purchased $4,042,162 and sold $7,177,323 of such assets.

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 2004, these shares had a total cost of $142,744,206 and market value of $159,139,208. At December 31, 2003, these shares had a total cost of $131,607,252 and market value of $139,084,038. During 2004, the Plan purchased $53,326,717 and sold $43,939,009 of such assets. During 2003, the Plan purchased $42,677,572 and sold $32,425,976 of such assets. Administrative fees paid to Vanguard by the Plan amounted to $107,654 and $94,850 for the years ended December 31, 2004 and 2003, respectively.

Note 5 - Income Tax Status

The Plan has received a favorable determination letter dated August 10, 1998 from the Internal Revenue Service as a qualified plan exempt from income tax under the Internal Revenue Code of 1986, as amended. The Plan has been amended and restated to comply with legislative changes enacted since receiving that determination letter. On January 30, 2004, the Company filed an application with the Internal Revenue Service for a determination of the qualification of the Plan, as amended, but has not yet received a reply; however, the Plan’s management and legal counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the IRC as of the financial statement date.

Participants’ basic contributions, Company matching contributions, and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

Note 6 - Asset Transfers

On January 30, 2002, the Company completed the purchase of Lofthouse Foods Incorporated.  Participant loans for Lofthouse Foods' 401(k) Retirement Savings Plan totaling $7,867 were transferred into the Plan on February 7, 2003. Accordingly, the $7,867 amount was recorded in "asset transfers in" in the accompanying financial statements for the year ended December 31, 2003.

SUPPLEMENTAL SCHEDULE

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Issuer,
Borrower, Lessor		Current
or Similar Party	Description of Investment	Value

* The Vanguard Group	Royce Total Return Fund	$ 308,440
* The Vanguard Group	Vanguard 500 Index Fund	36,644,743
* The Vanguard Group	Vanguard Explorer Fund	14,523,093
* The Vanguard Group	Vanguard Extended Market Index Fund	805,492
* The Vanguard Group	Vanguard Federal Money Market Fund	18,997,973
* The Vanguard Group	Vanguard International Growth Fund	7,318,616
* The Vanguard Group	Vanguard PRIMECAP Fund	1,590,408
* The Vanguard Group	Vanguard REIT Index Fund	1,578,012
* The Vanguard Group	Vanguard Small-Cap Index Fund	736,010
* The Vanguard Group	Vanguard Total Bond Market Index Fund	8,278,994
* The Vanguard Group	Vanguard Total International Stock Index Fund	620,912
* The Vanguard Group	Vanguard Wellington Fund	22,828,675
* The Vanguard Group	Vanguard Windsor II Fund	25,114,596
	Total Investment in Shares in
	Registered Investment Company	139,345,964

* The Vanguard Group	Vanguard Retirement Savings Trust	19,793,244

* Participant Loans	Loans at 4.38% - 10.50% maturing
	January 2005 through July 2016	6,651,499

* Ralcorp Holdings, Inc.	Common Stock	39,930,589

	Total Investments	$ 205,721,296

* Party-in-interest

(on PricewaterhouseCoopers letterhead)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ralcorp Holdings, Inc. Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan (the "Plan") at December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers

St. Louis, MO
June 13, 2005

SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
EMPLOYEE BENEFIT TRUSTEES COMMITTEE

By: /s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

June 28, 2005

EXHIBIT INDEX

Exhibits
23	Consent of Independent Registered Public Accounting Firm